UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

             [] Form 10-K [ ] Form 20-F [ ] Form 11-K [X ] Form 10-Q

For Period Ended: March 31, 2002                     SEC FILE NUMBER 000-27879
                                                     CUSIP NUMBER    367597 1 01
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-Q

Part I - Registrant Information

         Full Name of Registrant               Gateway Distributors, Ltd.
                                               --------------------------

         Former Name if Applicable             N/A
                                               -----------

         Address of Principal Executive Office:
                  3095 East Patrick, # 1, Las Vegas, Nevada 89120
                  ------------------------------------------------

Part II--RULES 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)  The subject annual  report,  semi-annual  report,  transition report on Form 10-K, Form 2-F, 11- F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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Part III - Narrative

     State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

     The Company's subsidiary, TRSG Corporation, sold a division during the quarter and the company has had problems reconciling the financial statements to account for the sale and the operations of the division for the portion of the quarter when it was still owned by TRSG Corporation, due to the books and records being in the possession of the new owners. As a result, the Company has been unable to complete the financial statements in a timely manner. The Company needed additional time to gather the needed information to complete the financial statements. The Company is gathering this information as quickly as possible. As a result of the problems associated with the acquisition, which have required the gathering of additional information to complete the financial statements, the Company may not be able to file its Form 10-QSB on time without unreasonable effort or expense.


Part IV - Other Information

          (1) Name and telephone number of person to contact in regard to this notification.

                   Rick Bailey              President          (702) 938-9316
                   -------------------------------------------------------------
                   (Name)                    (Title)         (Telephone Number)

          (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer if no, identify report(s).
                                                        (X) Yes ( ) No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        ( ) Yes (X ) No

               If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                   N/A

                                 Gateway Distributors, Ltd.
-------------------------------------------------------------------------------
                        (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 15, 2002                           By: /s/ Rick Bailey
      ------------                           -------------------
                                             Name: Rick Bailey
                                             Title:    President




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